SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 16, 2004

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No. 153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures: Statement made pursuant to Circular VIII, No. 39 of the Capital
                 Markets Board - LOCAL COURT DECIDED IN FAVOR OF TURKCELL REGARDING THE DISPUTE ON TURK TELEKOM'S "FUND" PAYMENT CUT

                 Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board - TURKCELL FILED A PETITION FOR THE CANCELLATION OF THE ADMINISTRATIVE FEE PAID TO THE TELECOMMUNICATION AUTHORITY

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    June 16, 2004                 By: /s/ MUZAFFER AKPINAR
                                          ------------------------

                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer

[TURKCELL logo]


LOCAL COURT DECIDED IN FAVOR OF TURKCELL REGARDING THE DISPUTE ON TURK TELEKOM'S
                               "FUND" PAYMENT CUT


    Subject: Statement made pursuant to Circular VIII, No. 39 of the Capital
                                 Markets Board.


                                                         Istanbul Stock Exchange

                                                                    ISTANBUL
                                                                    --------


Special Subjects:
----------------

Previously, Turkcell announced that Ankara 3rd Commercial Court rejected Turkcell's petition against Turk Telekom's ("TT") withholding of Turkcell's receivables totaling TL16,053 billion, including interest, linked to the 2000 Budget Law's 28th article and 6th temporary article implying TT's 15% "fund" payment and a 2.5% payment that it pays to Turkish Radio and Television Institution. Following Turkcell's appeal for the cancellation of the Ankara 3rd Commercial Court's decision concerning the "fund" payment, the Court of Appeals decided in favor of Turkcell and, at the consequent stage, the local court opened a new case.

The local court decided in favor of Turkcell regarding the "fund" payment and ruled TT to pay TL14,061 billion with interest to Turkcell.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no. VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                    TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler         Nihat Narin
                                    Yatyrymcy Iliskileri    Yatyrymcy Iliskileri
                                    11.06.2004, 12:30       11.06.2004, 12:30



For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)

[TURKCELL logo]


TURKCELL FILED A PETITION FOR THE CANCELLATION OF THE ADMINISTRATIVE FEE PAID TO
                        THE TELECOMMUNICATION AUTHORITY


    Subject: Statement made pursuant to Circular VIII, No. 39 of the Capital
                                 Markets Board.


                                                         Istanbul Stock Exchange

                                                                    ISTANBUL
                                                                    --------


Special Subjects:
-----------------

Turkcell filed a petition against the Telecommunication Authority ("TA") for the cancellation of article 9 of the License Agreement, regulating the administrative fee, and the related payments and transactions carried out for 2002 and 2003.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no. VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                    TURKCELL ILETISIM HIZMETLERI A.S.

                                    Umit Akin           Ruhi Dogusoy
                                    Legal Affairs       Chief Operations Officer
                                    16.06.2004, 09:30   16.06.2004, 09:30



For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)



                                       1